Exhibit 99.1

Londian Wason New Energy Tech Inc. Announces Closing of Partial Exercise of Underwriters’ Over-Allotment Option

SHENZHEN, September 10, 2026 – Londian Wason New Energy Tech Inc. (“Londian” or the “Company”), a leading global innovation-driven researcher, developer, and manufacturer of electrolytic copper foil, today announced the closing of the sale of an additional 626,104 ADSs of the Company, pursuant to the partial exercise of the underwriters’ over-allotment option granted in connection with the Company’s initial public offering (“IPO”, together with this over-allotment option closing, the “Offering”), at the IPO price of $22.00 per ADS. As a result, the Company has raised aggregate gross proceeds of $108,059,996, including the previously announced IPO gross proceeds of $94,285,708, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company.

Cantor Fitzgerald & Co., Huatai Securities (USA), Inc., CMB International Capital Limited and US Tiger Securities acted as the representatives of the underwriters for the Offering. Davis Polk & Wardwell LLP acted as U.S. special counsel to the Company, and Cleary Gottlieb Steen & Hamilton LLP acted as U.S. counsel to the underwriters for the Offering.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-297230), as amended, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 11, 2026. For more information about the Company and the Offering, please refer to the final prospectus and other documents filed by the Company with the SEC. These documents are available free of charge on the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Safe Harbor Statement

This document contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements regarding its proposed Offering, the expected use of proceeds, the Company’s beliefs, plans, expectations, objectives, goals, strategies, future business development, financial condition, results of operations, and the status, outcome, or impact of any legal proceedings or regulatory inquiries, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks and uncertainties related to the completion, timing, size, and use of proceeds of its proposed Offering; the Company’s strategies, future business development, and financial condition and results of operations; the Company’s limited operating history; risks associated with electrolytic copper foil; the Company’s ability to develop, manufacture, and deliver products of high quality and appeal to customers; the Company’s ability to generate positive cash flow and profits; product defects; the Company’s ability to compete successfully; the Company’s ability to build its brand and withstand negative publicity; cancellation of orders for the Company’s products; the Company’s ability to develop new products; changes in consumer demand and government incentives, subsidies, or other favorable government policies; and the risks, uncertainties, and possible adverse effects arising from legal proceedings, claims, investigations, or regulatory inquiries involving the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact ir@londianwason.com

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